UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Senseonics Holdings, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

81727U105

(CUSIP Number)

Louis S. Citron, Esq.

New Enterprise Associates

1954 Greenspring Drive, Suite 600, Timonium, MD 21093

(410) 842-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 20, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81727U105	13D	Page 2 of 13 Pages

1.	NAMES OF REPORTING PERSONS. New Enterprise Associates 9, Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 26,009,686 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 26,009,686 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,009,686 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 81727U105	13D	Page 3 of 13 Pages

1.	NAMES OF REPORTING PERSONS. New Enterprise Associates 10, Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 26,009,686 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 26,009,686 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,009,686 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 81727U105	13D	Page 4 of 13 Pages

1.	NAMES OF REPORTING PERSONS. NEA Partners 9, Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 26,009,686 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 26,009,686 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,009,686 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 81727U105	13D	Page 5 of 13 Pages

1.	NAMES OF REPORTING PERSONS. NEA Partners 10, Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 26,009,686 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 26,009,686 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,009,686 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 81727U105	13D	Page 6 of 13 Pages

1.	NAMES OF REPORTING PERSONS. Scott D. Sandell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 18,216,956 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 18,216,956 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,216,956 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 81727U105	13D	Page 7 of 13 Pages

Item 1.  Security and Issuer.

This Amendment No. 5 (“Amendment No. 5”) to Schedule 13D amends and supplements the statement on 13D originally filed on April 4, 2016, Amendment No. 1 thereto filed on June 9, 2017 (“Amendment No. 1”), Amendment No. 2 thereto filed on December 12, 2017 (“Amendment No. 2”), Amendment No. 3 thereto filed on April 14, 2020 (“Amendment No. 3”) and Amendment No. 4 thereto filed on May 19, 2020 relating to the common stock, $.001 par value (the “Common Stock”) of Senseonics Holdings, Inc. (the “Issuer”) having its principal executive office at 20451 Seneca Meadows Parkway, Germantown, Maryland 20876-7005.

Certain terms used but not defined in this Amendment No. 5 have the meanings assigned thereto in the Schedule 13D (and Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 thereto). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D (and Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 thereto).

Item 2.  Identity and Background.

This statement is being filed by:

(a) New Enterprise Associates 9, Limited Partnership (“NEA 9”) and New Enterprise Associates 10, Limited Partnership (“NEA 10” and, collectively with NEA 9, the “Funds”);

(b) NEA Partners 9, Limited Partnership (“NEA Partners 9”), which is the sole general partner of NEA 9 and NEA Partners 10, Limited Partnership (“NEA Partners 10” and, together with NEA Partners 9, the “Control Entities”), which is the sole general partner of NEA 10; and

(c) Scott D. Sandell (“Sandell”) (the “General Partner”), the individual general partner of NEA Partners 10.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal business office of the Funds and each Control Entity is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Sandell is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025.

The principal business of the Funds is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 9 is to act as the sole general partner of NEA 9. The principal business of NEA Partners 10 is to act as the sole general partner of NEA 10. The principal business of Sandell is to act as a general partner of NEA Partners 10 and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Funds and each of the Control Entities are limited partnerships organized under the laws of the State of Delaware. The General Partner is a United States citizen.

CUSIP No. 81727U105	13D	Page 8 of 13 Pages

Item 4.  Purpose of Transaction.

On May 20, 2020, the Funds completed a series of public sales on the open market (the “Transaction”), whereby (a) NEA 9 sold 659,353 shares of the Issuer’s Common Stock and (b) NEA 10 sold 1,693,871 shares of the Issuer’s Common Stock, at an average price of $0.5094 per share. Prior to the Transaction (i) NEA 9 held 7,750,453 shares of the Issuer’s Common Stock and a warrant to purchase 701,630 shares of Common Stock (the “NEA 9 Warrant Shares”) and (ii) NEA 10 held 18,831,391 shares of the Issuer’s Common Stock and a warrant to purchase 1,079,436 shares of Common Stock (the “NEA 10 Warrant Shares”). NEA 9 now holds a total of 7,091,100 shares of the Issuer’s Common Stock (the “NEA 9 Common Stock”) and the NEA 9 Warrant Shares (together, with the NEA 9 Common Stock, the “NEA 9 Shares”). NEA 10 now holds a total of 17,137,520 shares of the Issuer’s Common Stock (the “NEA 10 Common Stock”) and the NEA 10 Warrant Shares (together, with the NEA 10 Common Stock, the “NEA 10 Shares”). Collectively, the Funds hold a total of 26,009,686 shares of the Issuer’s Common Stock (the “Firm Shares”).

Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Funds and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

CUSIP No. 81727U105	13D	Page 9 of 13 Pages

Item 5.  Interest in Securities of the Issuer.

(a)

NEA 9 is the record owner of the NEA 9 Shares. As the sole general partner of NEA 9, NEA Partners 9 may be deemed to own beneficially the NEA 9 Shares. NEA 10 is the record owner of the NEA 10 Shares. As the sole general partner of NEA 10, NEA Partners 10 may be deemed to own beneficially the NEA 10 Shares.

By virtue of their relationship as affiliated entities, each of the Funds may be deemed to share the power to direct the disposition and vote of the NEA 9 Shares and the NEA 10 Shares. As general partners of the Funds, each of the Control Entities may also be deemed to own beneficially the Firm Shares.

As the individual general partner of NEA Partners 10, Sandell may be deemed to own beneficially the NEA 10 Shares.

Each Reporting Person disclaims beneficial ownership of the Firm Shares other than those shares which such person owns of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated, for each Reporting Person, based on 218,852,733 shares of Common Stock reported to be outstanding, which includes (i) 217,071,667 shares of Common Stock (the “Prospectus Shares”) reported by the Issuer to be outstanding on the Issuer’s prospectus filed with the Securities and Exchange Commission under Rule 424(b)(5) on May 13, 2020, (ii) the NEA 9 Warrant Shares and (iii) the NEA 10 Warrant Shares. The percentage set forth on the cover sheet for Sandell is calculated based on 218,151,103 shares of Common Stock, which includes (x) the Prospectus Shares and (y) the NEA 10 Warrant Shares.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 81727U105	13D	Page 10 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 28th day of May, 2020.

NEW ENTERPRISE ASSOCIATES 9, LIMITED PARTNERSHIP

By:	NEA PARTNERS 9, LIMITED PARTNERSHIP General Partner

By:                       *

Peter J. Barris

General Partner

NEA PARTNERS 9, LIMITED PARTNERSHIP

By:                       *

Peter J. Barris

General Partner

             *

Peter J. Barris

NEW ENTERPRISE ASSOCIATES 10, LIMITED PARTNERSHIP

By:	NEA PARTNERS 10, LIMITED PARTNERSHIP General Partner

By:                     *

Scott D. Sandell

General Partner

NEA PARTNERS 10, LIMITED PARTNERSHIP

By:                       *

Scott D. Sandell

General Partner

                             *

Scott D. Sandell

*/s/ Sasha O. Keough

Sasha O. Keough

As attorney-in-fact

This Amendment No. 5 to Schedule 13D was executed by Sasha O. Keough on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 81727U105	13D	Page 11 of 13 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Senseonics Holdings, Inc.

EXECUTED this 28th day of May, 2020.

NEW ENTERPRISE ASSOCIATES 9, LIMITED PARTNERSHIP

By:	NEA PARTNERS 9, LIMITED PARTNERSHIP General Partner

By:                       *

Peter J. Barris

General Partner

NEA PARTNERS 9, LIMITED PARTNERSHIP

By:                       *

Peter J. Barris

General Partner

             *

Peter J. Barris

NEW ENTERPRISE ASSOCIATES 10, LIMITED PARTNERSHIP

By:	NEA PARTNERS 10, LIMITED PARTNERSHIP General Partner

By:                     *

Scott D. Sandell

General Partner

NEA PARTNERS 10, LIMITED PARTNERSHIP

By:                       *

Scott D. Sandell

General Partner

                             *

Scott D. Sandell

*/s/ Sasha O. Keough

Sasha O. Keough

As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Sasha O. Keough on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

CUSIP No. 81727U105	13D	Page 12 of 13 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Louis S. Citron, Timothy Schaller, Sasha Keough and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 13th day of March, 2017.

/s/ M. James Barrett

M. James Barrett

/s/ Peter J. Barris

Peter J. Barris

/s/ Forest Baskett

Forest Baskett

/s/ Ali Behbahani

Ali Behbahani

/s/ Colin Bryant

Colin Bryant

/s/ Carmen Chang

Carmen Chang

/s/ Anthony A. Florence, Jr.

Anthony A. Florence, Jr.

/s/ Carol G. Gallagher

Carol G. Gallagher

/s/ Dayna Grayson

Dayna Grayson

/s/ Patrick J. Kerins

Patrick J. Kerins

/s/ P. Justin Klein

P. Justin Klein

CUSIP No. 81727U105	13D	Page 13 of 13 Pages

/s/ Vanessa Larco

Vanessa Larco

/s/ Joshua Makower

Joshua Makower

/s/ Mohamad H. Makhzoumi

Mohamad H. Makhzoumi

/s/ Edward T. Mathers

Edward T. Mathers

/s/ David M. Mott

David M. Mott

/s/ Sara M. Nayeem

Sara M. Nayeem

/s/ Jason R. Nunn

Jason R. Nunn

/s/ Gregory Papadopoulos

Gregory Papadopoulos

/s/ Chetan Puttagunta

Chetan Puttagunta

/s/ Jon Sakoda

Jon Sakoda

/s/ Scott D. Sandell

Scott D. Sandell

/s/ A. Brooke Seawell

A. Brooke Seawell

/s/ Peter W. Sonsini

Peter W. Sonsini

/s/ Melissa Taunton

Melissa Taunton

/s/ Frank M. Torti

Frank M. Torti

/s/ Ravi Viswanathan

Ravi Viswanathan

/s/ Paul E. Walker

Paul E. Walker

/s/ Rick Yang

Rick Yang